NEWS RELEASE
July 27, 2009
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Files Technical Report

Vancouver, July 27, 2009—Tournigan Energy Ltd. (TVC: TSX-V; TGP: Frankfurt) has posted on SEDAR the 43-101 Preliminary Assessment (Scoping Study) prepared by its independent third party consultant, Pincock, Allen and Holt (PAH) of Lakewood, Colorado, on its Kuriskova uranium deposit in Slovakia.   Results of this Preliminary Assessment were first reported in a News Release dated June 25, 2009.  Since then, PAH has completed the Preliminary Assessment, resulting in some minor changes to project parameters, as summarized in the following table:

Description	Units	Technical Report	Press Release (June 25, 2009)
Mine Life	Years	15	15
Uranium Production (Average First 5 Years)	000 lbs U3O8/Year	2,395	Not reported
Uranium Production (Average Life of Mine)	000 lbs U3O8/Year	1,382	1,382
Uranium Recovery	%	90	90
Uranium Price	US$/lb U3O8	65.00	65.00
Initial Capital Investments (1)	US$ millions	168	156
Operating Cost - First 5 Years (2)	US$/lb U3O8	17	17
Operating Cost (Average Life of Mine) (2)	US$/lb U3O8	32	31
Estimated Royalty Payment (Average Life of Mine)	US$/lb U3O8	3	4
Net Present Value @ 12% (3)	US$ millions	135	117
Payback Period	Years	5.6	5.3
Internal Rate of Return (3)%		35.8	32.8
(1) Includes 30% contingency.
(2) Pre-royalty; includes 5% contingency and molybdenum credit at $12.50/lb Mo.
(3) Pre-tax.

The principal factor driving these changes has been a modification to the proposed metallurgical flow sheet to autoclave alkaline leaching.   The metallurgical test work is ongoing.  Preliminary information obtained to date indicates that a conventional autoclave alkaline leach producing uranium oxide and molybdenum concentrate products will be preferable in terms of project economics to the flotation and leach process initially planned and reported in the June 25 News Release.  Process flow sheet is subject to change and optimization as further test work is completed.  Other changes to project parameters were driven by optimization and refining of capital and operating cost estimates.

Project Upside

Tournigan Energy believes that the Kuriskova property has excellent upside potential for expanding the size and overall grade of the deposit through continuing exploration.

Of significance is the zone of high-grade uranium mineralization which remains open to the north and east of the currently-defined Indicated Resource.  Drilling near the edge of the zone encountered high-grade uranium mineralization: for example, Drill Hole LH-K-12A, which intersected 2.35 meters of 1.38% U3O8; Drill Hole LH-K-10A, which intersected 6.5 meters of 2.16% U3O; and Drill Hole 14A which intersected 6 meters of 0.79% U3O8, including 0.7 meters of 6.18% U3O8 and 0.4 meters of 0.93% U3O8 (see the NI 43-101 Kuriskova Resource Update, April 2009, by SRK Consultants for more information on these drill intercepts, including locations).  Step-out drilling in this area will be a priority during the next phase of drilling.

In addition to targets immediately adjacent to the defined resource, recently completed ground radiometric and radon gas-in-soil surveys indicate the presence of anomalies extending up to 300 meters northwest and 200 meters southeast of the currently defined resource.  Further interpretation of these new survey results may lead to identification of drill targets with potential to increase the size of the Kuriskova deposit or indicate the presence of satellite deposits.

The Preliminary Assessment projects a nominal mining rate of 750-800 tonnes of mineralized material per day using the underhand cut and fill mining method with paste backfill.  As further geotechnical and hydrogeological data for the project area are obtained, it may be possible to modify the mining method and increase the daily production rate and lower mining operating costs.  Exploration success may add to the size and overall grade of the deposit which could also contribute to a higher production rate and lower unit mining costs.

Other areas of upside for the project include: (1) reducing the project’s preproduction period and possibly construction capital cost, and (2) optimizing the process plant flowsheet and associated operating costs.

Qualified Person

The Preliminary Assessment was prepared by an engineering team from Pincock, Allen & Holt (part of Runge Limited) of Lakewood, Colorado.  Authors included Mr. Terry Laverty, a registered professional engineer, Mr. Tom Noyes, a registered professional engineer, and Mr. Ray Hyyppa, a registered professional engineer.  Mr. Terry Laverty, the Independent Qualified Person under the standards of NI 43-101, was PAH’s Project Manager.  Dorian L. (Dusty) Nicol, President and CEO of Tournigan Energy Ltd., Qualified Person, has verified the technical contents of this release.

Energy Policy of Slovakia

On October 15, 2008, the Slovakian government approved a Strategy of Energy Security for the Slovak Republic.  This strategy emphasizes the continued use of nuclear generated power as part of the country’s energy mix and states:

“Legislative and economic support of efficient and rational use of domestic sources of uranium ores has the potential to decrease the country’s considerable dependency on supplies of energy resources.”

In 2007, approximately 55% of Slovakia’s power production of 14,200 million kilowatt-hours was produced from nuclear power plants with a total capacity of 1,685 MW from four operating reactors.  Slovakia is the world’s third highest per capita consumer of nuclear generated power after France and Lithuania (World Nuclear Association, 2009). Slovakia’s current uranium consumption is 313 tonnes per year.   This does not include any future uranium requirements for reactors under construction or being proposed.

About Tournigan

Tournigan is a uranium exploration and development company that has built a portfolio of highly prospective assets in Slovakia, a member of the European Union since 2004.  Slovakia is economically and politically stable, has excellent infrastructure and, as of January 1, 2009, has adopted the Euro currency. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia.  In addition to Kuriskova, Tournigan has five other exploration targets along the Slovakian uranium belt which are showing positive exploration results.

* NOTE: Mineral resources that are not mineral reserves do not have demonstrated economic viability.  This Preliminary Assessment is preliminary in nature and includes the use of Inferred Resources which do not have demonstrated economic viability and are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the Preliminary Assessment will be realized.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”

Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made in this release, including any information as to the Company’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Company’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

This press release uses the terms "indicated resources" and "inferred resources", which are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320, or visit www.tournigan.com.

Unit 1 -  15782 Marine Drive, White Rock, BC  Canada  V4B 1E6

Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com